UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Dynamex Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
26784F103
(CUSIP Number)
Jacob D. Smith
General Counsel
Luther King Capital Management Corporation
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
(817) 332-3235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26784F103

1	NAMES OF REPORTING PERSONS LKCM Private Discipline Master Fund, SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		290,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		290,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	290,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	26784F103

1	NAMES OF REPORTING PERSONS LKCM Investment Partnership, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	26784F103

1	NAMES OF REPORTING PERSONS LKCM Investment Partnership II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	26784F103

1	NAMES OF REPORTING PERSONS LKCM Micro-Cap Partnership, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		3,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	26784F103

1	NAMES OF REPORTING PERSONS LKCM Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		293,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		293,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	293,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	26784F103

1	NAMES OF REPORTING PERSONS LKCM Investment Partnership GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	26784F103

1	NAMES OF REPORTING PERSONS Luther King Capital Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		293,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		293,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	293,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, CO

CUSIP No.	26784F103

1	NAMES OF REPORTING PERSONS J. Luther King, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		293,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		293,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	293,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	26784F103

1	NAMES OF REPORTING PERSONS J. Bryan King

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		293,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		293,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	293,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the common stock, par value $0.01 per share (“Common Stock”), of Dynamex Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.
Item 2. Identity and Background
Item 2 is amended and restated as follows:
(a) The names of the persons filing this Schedule 13D are LKCM Private Discipline Master Fund, SPC, a Cayman Islands segregated portfolio company (“PDP”), LKCM Micro-Cap Partnership, L.P., a Delaware limited partnership (“Micro”), LKCM Investment Partnership, L.P., a Texas limited partnership (“LIP”), LKCM Investment Partnership II, L.P., a Texas limited partnership (“LIP II”), LKCM Capital Group, LLC, a Texas limited liability company (“LKCM Capital Group”), LKCM Investment Partnership GP, LLC, a Texas limited liability company (“LIP GP”), Luther King Capital Management Corporation, a Delaware corporation (“LKCM”), J. Luther King, Jr. and J. Bryan King (collectively, the “Reporting Persons”).
(b) The principal business address of PDP is c/o Spectrum Global Fund Administration, Piccadilly Centre, 3rd Floor, PO Box 10243, Grand Cayman KY1-1003, Cayman Islands, and the principal business address of the other Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.
(c) PDP, Micro, LIP, LIP II, and other clients for which LKCM exercises discretionary investment authority are the beneficial holders of the shares of Common Stock reported herein. LKCM Capital Group is the sole member of LKCM Alternative Management, LLC, a Delaware limited liability company and the general partner of (i) LKCM Private Discipline Management, L.P., a Delaware limited partnership and the sole holder of the management shares of PDP, and (ii) LKCM Micro-Cap Management, L.P., a Delaware limited partnership and the general partner of Micro. LIP GP is the general partner of each of LIP and LIP II. LKCM is the investment manager of PDP, Micro, LIP and LIP II. J. Luther King, Jr. and J. Bryan King are controlling members and shareholders, as applicable, of LKCM Capital Group, LIP GP, and LKCM. The principal business of each of PDP, Micro, LIP and LIP II is purchasing, holding, and selling securities for investment purposes, and the principal business of the other Reporting Persons is investment management.
(d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
(f) PDP is organized under the laws of the Cayman Islands. LKCM Capital Group, LIP, LIP II, and LIP GP are organized under the laws of Texas. Micro and LKCM are organized under the laws of Delaware. J. Luther King, Jr. and J. Bryan King are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as follows:
On October 19, 2010, Micro acquired 2,500 shares of Common Stock for an aggregate purchase price of approximately $53,000 using working capital. On November 4, 2010, Micro acquired 1,000 shares of Common Stock for an aggregate purchase price of approximately $21,000 using working capital.
Item 5. Interest in Securities of the Issuer
(a) As of January 5, 2011, the Reporting Persons may be deemed to beneficially own 293,500 shares of Common Stock (which represents approximately 3.0% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2010).

(b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
LKCM Private Discipline Master Fund, SPC	290,000	0	290,000	0
LKCM Micro-Cap Partnership, L.P.	3,500	0	3,500	0
LKCM Investment Partnership, L.P.	0	0	0	0
LKCM Investment Partnership II, L.P.	0	0	0	0
LKCM Capital Group, LLC	293,500	0	293,500	0
LKCM Investment Partnership GP, LLC	0	0	0	0
Luther King Capital Management Corporation	293,500	0	293,500	0
J. Luther King, Jr.	293,500	0	293,500	0
J. Bryan King	293,500	0	293,500	0
(c) During the past sixty days, the Reporting Persons have engaged in open market transactions with respect to the Common Stock as identified on Schedule A hereto.
(d) Not applicable.
(e) On January 4, 2011, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2011

LKCM Private Discipline Master Fund, SPC
By:	LKCM Private Discipline Management, L.P., sole holder of its management shares
By:	LKCM Alternative Management, LLC, its general partner
By:	LKCM Capital Group, LLC, its sole member

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Micro-Cap Partnership, L.P.
By:	LKCM Micro-Cap Management, L.P., its general partner
By:	LKCM Alternative Management, LLC, its general partner
By:	LKCM Capital Group, LLC, its sole member

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership, L.P.
By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Investment Partnership II, L.P.
By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Capital Group, LLC
By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership GP, LLC
By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

Luther King Capital Management Corporation
By:	/s/ J. Bryan King
J. Bryan King, Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.

SCHEDULE A
During the past sixty days, the Reporting Persons have engaged in open market transactions with respect to the Common Stock as set forth below.

Date	Name	Buy/Sell	Shares	Price
10/19/2010	Micro	Buy	2,500	21.096
11/4/2010	Micro	Buy	1,000	21.15
1/3/2011	LKCM	Sell	5,820	24.7752
1/3/2011	LKCM	Sell	220	24.7852
1/3/2011	LKCM	Sell	1,820	24.7752
1/3/2011	LKCM	Sell	70	24.7852
1/3/2011	LKCM	Sell	5,170	24.7752
1/3/2011	LKCM	Sell	200	24.7852
1/3/2011	LKCM	Sell	9,220	24.7752
1/3/2011	LKCM	Sell	350	24.7852
1/3/2011	LKCM	Sell	6,470	24.7752
1/3/2011	LKCM	Sell	242	24.7852
1/4/2011	LKCM	Sell	3,860	24.8
1/4/2011	LKCM	Sell	1,210	24.8
1/4/2011	LKCM	Sell	3,430	24.8
1/4/2011	LKCM	Sell	6,130	24.8
1/4/2011	LKCM	Sell	4,288	24.8
1/4/2011	LKCM	Sell	1,000	24.8346
1/4/2011	LKCM	Sell	2,450	24.8
1/4/2011	LKCM	Sell	1,000	24.82
1/4/2011	LKCM	Sell	1,400	24.8
1/4/2011	LIP	Sell	37,323	24.8
1/4/2011	LIP II	Sell	1,470	24.8
1/4/2011	LKCM	Sell	600	24.8
1/5/2011	LIP	Sell	44,969	24.7844
1/5/2011	LIP	Sell	115,449	24.7921
1/5/2011	LIP II	Sell	1,770	24.7844
1/5/2011	LIP II	Sell	4,551	24.7921